January 27, 2011	News Release 11-3

Silver Standard Announces Senior Management Changes

Vancouver, B.C. – Silver Standard Resources Inc. (“Silver Standard” or the “Company”) announces changes to its senior management team. Kenneth McNaughton, Senior Vice President Exploration and Joseph Ovsenek, Senior Vice President Corporate Development are leaving the Company as of February 15, 2011 to pursue other interests in mineral exploration with Pretium Resources Inc.

“Ken and Joe have been instrumental in Silver Standard’s growth and in positioning the Company for the future.  We thank them for their contributions, and wish them well in their future endeavours,” said John Smith, President and CEO of the Company.

Ron Burk, Chief Geologist, will assume responsibility for Silver Standard’s exploration programs. Mr. Burk joined Silver Standard in 2004 and has over 20 years of experience in the development and supervision of exploration programs in North and South America.

John DeCooman, Vice President Business Development, will continue to provide leadership and direction for the Company’s corporate development. Mr. DeCooman joined Silver Standard in 2009 and has over 15 years of experience in mining finance and business development.

Silver Standard is a silver mining company that seeks growth through discovery, the development of its project pipeline, and accretive acquisition opportunities.

Contact:

Michelle Romero
Communications Director
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: (888) 338-0046
           Direct: (604) 484-8216
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Michelle Romero, Communications Director at invest@silverstandard.com or call (888) 338-0046.  The TSX has neither approved nor disapproved of the information contained herein.

Cautionary Statements on Forward Looking Information: Statements in this news release relating to the estimated production of silver and all relating to the Pirquitas Mine are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward looking information within Canadian securities laws (collectively “forward looking statements”). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to Silver Standard’s ability to raise sufficient capital to fund development; changes in economic conditions or financial markets; changes in prices for the company’s mineral products or increases in input costs; uncertainty of production and cost estimates for the Pirquitas Mine; risks and uncertainties associated with new mining operations including start-up delays and operational issues; risks relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Australia, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which Silver Standard may carry on business; technological and operational difficulties or the delay, non-compliance or inability to obtain permits encountered in connection with exploration and development activities; labour relations matters; and changing foreign exchange rates, all of which are described more fully in the company’s most recent Form 20-F, and in the Management Discussion and Analysis under the heading “Risks and Uncertainties” and in other filings with the Securities and Exchange Commission and Canadian regulatory authorities.  The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. (Source: Silver Standard Resources Inc.)